Exhibit 99.1

UBIC Inc. Board of Directors Names Paul Starrett Corporate Officer

TOKYO, April 1, 2014 — UBIC, Inc. (Nasdaq: UBIC) (TSE: 2158), a leading developer of unique, behavioral-informatics-based, data-analytics technology and services used in legal discovery (eDiscovery) and digital forensic investigations, today announced that Paul Starrett, Esq., currently Chief Global Risk Officer for UBIC North America, Inc., was awarded the additional title of Corporate Officer in a meeting of UBIC’s Board of Directors held here today. Mr. Starrett’s designation as Corporate Officer was effective immediately.

Mr. Starrett joined UBIC’s North American subsidiary in May 2011 as Chief Business Operations Officer. Since then, he has served in several senior leadership roles each with greater responsibility in the management and growth of UBIC’s North American business. Mr. Starrett was promoted to Counsel and Chief Global Risk Officer in December 2012.

“As an attorney with significant experience in forensic investigation and e-discovery, Paul’s demonstrated leadership ability and keen business insight has contributed substantially to the company’s growth in North America and the rest of the world,” UBIC, Inc. Chairman and Chief Executive Officer Masahiro Morimoto said. “It is in recognition of Paul’s talent and accomplishments that the Board confers this honor and responsibility. We look forward to continued success and accomplishment from Paul as a member of UBIC, Inc.’s senior management team.”

In his current position, Mr. Starrett leads UBIC’s global legal risk-management groups. His background includes practice as an attorney and a licensed private investigator. Mr. Starrett holds certifications as a Certified Fraud Examiner (CFE) and EnCase Certified Computer Forensics Examiner (EnCE). He has over twenty years of experience which includes corporate security, information-security engineering and legal practice. He was named as Chair of the American Bar Association’s (ABA) newly created Big Data Committee. Mr. Starrett is also widely published in areas related to information security, e-commerce, investigations and electronic discovery.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) is a leading provider of e-discovery and digital forensic services for Asia and the world. UBIC has extensive experience working with electronically stored information composed in Chinese, Japanese and Korean (CJK) languages and utilizes that expertise for clients involved in cross-border litigation, corporate investigations, intellectual property disputes and much more. At the forefront of e-discovery innovation, UBIC’s proprietary Lit i View® platform is moving the industry from “fact discovery” to “future discovery” by allowing clients to analyze e-mail messages and digital communications found in big data to reveal patterns in human thought and behavior.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com

Contact:	Sasha Hefler
sasha_hefler@ubicna.com